Mail Stop 4561

August 13, 2008

VIA U.S. MAIL AND FAX (301) 560-6318

Brian Sorrentino
Chief Executive Officer
Syndication, Inc.
1250 24th Street, NW
Suite 300
Washington, DC 20037

> **Re: Syndication, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 24, 2007**
> **File No. 000-29701**

Dear Mr. Sorrentino:

We issued a comment to you on the above captioned filing on July 28, 2008. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by August 27, 2008 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by August 27, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief